UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Evolving Gold Corporation

News Release

Evolving Gold Announces
Dr. Chris Osterman as Board Member and Consulting Geologist

July 15, 2004, Vancouver, British Columbia: Evolving Gold Corporation (CNQ: GOLD) is pleased to announce that Dr. Chris Osterman has been appointed to the board of directors. Dr. Osterman has 25 years of experience in the mining and exploration industry on several continents. Starting as a mining engineer at the San Manuel mine in Arizona, Dr. Osterman later received a M.S. in Geological Engineering from the University of Arizona and a Ph.D. in Geology from the Colorado School of Mines. His experience includes gold, nickel and copper mining and exploration in Southern Africa, silver exploration in Bolivia, and porphyry copper exploration in Chile, Peru and Mongolia. He has spent over three years in search for epithermal gold and silver deposits in the western Sierra Madres and porphyry copper deposits in Sonora, Mexico.

In addition, Evolving Gold Corporation has granted incentive stock options to Dr. Osterman for the purchase of up to 250,000 shares of the Company for a period of 5 years at a price of $0.25 per share.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION

/s/ Warren McIntyre
________________________________________
Warren McIntyre
Director

Suite 1200 - 1188 West Georgia Street, Vancouver, B.C., Canada, V6E 4A2
Tel. 604 685-6375 Fax. 604 669-2960 Email. info@evolvinggold.com Web. www.evolvinggold.com
CNQ: GOLD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: September ___, 2005

/s/ Warren McIntyre
________________________________________
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director